UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Masisa S.A.
(formerly known as Terranova S.A.)
(Exact name of Registrant as specified in its charter)

Masisa S.A.
(formerly known as Terranova S.A.)
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

Item 1.
Important Event issued by Masisa S.A. on November 17, 2006:

IMPORTANT EVENT

For further information contact:

Investor Relations	Melanie Carpenter / Peter Majeski
(56 2) 350 6038	i-advize Corporate Communications, Inc.
investor.relations@masisa.com	(1-212) 406-3690
Internet: www.masisa.com	masisa@i-advize.com

Ref.:	IMPORTANT EVENT
Masisa S.A. (formerly known as Terranova S.A.)
Listed Company
Chilean Securities Registration No. 825

Santiago, November 17, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

Pursuant to the provisions established in article nine, paragraph two of article 10 of Law No. 18,045 of the Securities Market and in General Rule No. 30 of the Superintendencia de Valores y Seguros (“SVS”), being duly authorized, I hereby report as an important event the adoption of the following agreements by the board of directors of Masisa S.A. (“Masisa”) in an extraordinary meeting held on November 16, 2006:

1) Agreement with Banco de Chile, in its role as representative of the bond holders, regarding certain modifications to the default events included in the indenture agreement, dated November 10, 2003 and registered with the Equities’ Registry of the SVS under the N°356 (the "Indenture"), in order to reconcile the details of the default obligations of the Indenture with those applicable to other bonds issued by Masisa.

2) Authorization of Masisa’s management to issue and place in the local market the bonds contemplated by the Indenture in an amount up to UF2,500,000. The proceeds from these bonds will be used to finance investments and/or the payment or prepayment of financial obligations of Masisa and/or its subsidiaries. The principal characteristics of these bonds, such as amount, due dates and probable interest rate, will be duly reported to that SVS at the time the bonds to be issued under the Indenture are registered.

Sincerely,

Patricio Reyes
General Counsel
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include, without limitation, management's current view and estimates of future circumstances. Some forward-looking statements may be identified by our use of the terms "may", "will" and similar expressions. Statements regarding the expiration of the rights offering and expected use of proceeds of the offerings are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

Masisa S.A.

By:
/s/ Patricio Reyes U.
	Name:	Patricio Reyes U.
General Counsel